Exhibit 21.1

LIST OF SUBSIDIARIES

DARKPULSE, INC.

DarkPulse, Inc., a Delaware corporation, has the following subsidiaries:

1.	DarkPulse Technologies Inc., a New Brunswick corporation (“DTI”) (wholly-owned).
2.	TJM Electronics West, Inc., an Arizona corporation (wholly-owned).
3.	Remote Intelligence, Limited Liability Company, a Pennsylvania limited liability company (60% owned).
4.	Wildlife Specialists, LLC, a Pennsylvania limited liability company (60% owned).
5.	TerraData Unmanned, PLLC, a Florida limited liability company (60% owned).
6.	DTI owns 100% of DarkPulse Technology Holdings Inc., a New York corporation.
7.	DTI owns a controlling interest in DarkPulse Technologies International Inc., a New York corporation.
8.	DTI owns 37.572% of the shares of common stock of DarkPulse Technologies International Inc., a Delaware corporation (“DTII”), and 100% of the issued shares of Series A Preferred Stock of DTII.
9.	DTI owns 60% of DarkPulse BVTK, LLC, a Virginia limited liability company.